Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Submission of presentation to be made to Analysts/Investors

December 8, 2023, Mumbai: Reproduced herein below is the presentation to be made to the Analysts / Investors and the same is also being made available on the Company’s website www.tatamotors.com.

This is for your information and records

Nexon.ev BofA EV Forum Tata Motors | 06 December 2023 Tiago.ev TATA MOTORS 1

Safe harbour statement TATA MOTORS Statements in this presentation describing the objectives, projections, estimates and expectations may be "forward- looking statements" within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Group's operations include, amongst others, economic conditions affecting demand/supply and price conditions in the domestic and overseas markets in which the Group operates, changes in Government regulations, tax laws and other statutes and incidental factors. Certain analysis undertaken and represented in this document may constitute an estimate and may differ from the actual underlying results. There is no unpublished price sensitive information (“UPSI") in this presentation and no UPSI will be shared during the BOFA conference. 2

EV industry in India has grown rapidly over the past few years EV Volumes (in '000 units) EV Industry Volumes in India 5.9 2.8 22.0 59.1 51.2 23.7 Key Highlights TATA MOTORS Indian EV industry has grown 20x from FY20 to FY23 - with nearly 8k/month of sales volume Government has set ambitious target of 30%+ penetration EV penetration by 2030, which is a further 12-15x growth Industry growth driven by multiple enablers: о FY20 FY21 FY22 FY23 H1 FY24 H1 FY23 Increased customer demand for EVs Wider range of available EVS Government support & incentives Widening charging network о Robust supplier ecosystem development EV Penetration 0.1% 0.2% 0.7% 1.5% 2.5% 1.2% 3

Indian EV industry is currently in a state of transition

TATA MOTORS

Growing Customer Acceptance for EVs

48% of Indian consumers say their next purchase will be a BEV (1)

75% of EV owners use EVs as their primary car

10% higher distance driven by EVs per month over ICE vehicles

23% (2) first time car buyers for Tiago.ev

24% (2) women buyers for Tiago.ev (~2x industry average)

(1) Source: McKinsey
(2) based on bookings

Emerging Industry Dynamics

- **Market expansion for EVs** has been driven by new model launches, opening up new customer segments
- Significant number of **new launches** expected; **7-10 new models** expected in the next few years
- **Uneven adoption of EVs** across cities – **e.g.. Trivandrum, Thrissur have ~5% adoption;** emerging pockets of high adoption also in certain small towns (e.g., Bhilai)
- Recently, **government subsidies (e.g., registration fee waivers) have been rationalized** in some states, creating some uncertainty for customers

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Tata Motors has been the market leader with a dominant market share Tata Motors EV Volumes 40% Volume ('000 units) Vahan Market Share 87% 84% 72% 73% 4.2 1.3 19.7 50.0 38.0 FY20 FY21 FY22 FY23 H1 FY24 TML 2 2 2 3 3 Models EV Models 5 4 4 11 12 in Industry TATA MOTORS Key Highlights TPEM has maintained dominant, 70+% market share despite entry of multiple competition models Key drivers of TML success: о EV product portfolio spanning multiple price points and segments Proactive market development о Widest EV network Mythbusting campaigns to drive awareness Tata uniEVerse approach to develop EV ecosystem Localization to secure PLI, cost benefits and greater agility 5

Our growth was driven by a wide range of successful products

TATA MOTORS

Mid Hatch



Tiago.ev

- ✓ 10,000 bookings in 1 day
- ✓ Democratized EVs by appealing to new segments (women, first-time-buyers, small town residents)

Entry Sedan



Xpres-T, Tigor EV

- ✓ 90+% market share in fleets with strong TCO benefit
- ✓ Strong pipeline of fleet orders

Compact SUV



Nexon.ev

- ✓ Top-selling EV in India
- ✓ Synonymous with EVs in India
- ✓ World-class EV with advanced technology features

Our strategy to continue the winning momentum in EVs TATA MOTORS Wide Product Portfolio Network Development Charging Ecosystem Development Manufacturing capacity addition Localization to drive PLI benefits 7

We will continue to drive the widest EV portfolio in India through aspirational new launches HARRIER.EY Curvv.ev CURVV Sierra.ev Harrier.ev AVINYA TATA MOTORS Premium, modern design Long-range, aspirational vehicles Tech-rich products to elevate product experience World-class features and comfort Expected to open additional segments of EV buyers: Sophisticated, Upscale, Adventurous, etc.

Partnership between TPEM and JLR to further enable a series of premium pure electric vehicles - AVINYA "Avinya" - TPEM's 'premium pure electric' vehicles series with an uncompromising vision of electric mobility - to be developed on JLR's EMA platform. - JLR and TPEM have entered into a MOU for access to the EMA platform, including the E&E architecture, EDU, battery assembly and manufacturing know-how for a royalty fee Partnership benefits for TPEM: Accelerates the entry into the premium EV segment Reduces development costs and cycle time Accelerates adoption of advanced ACES technologies Delivers a globally competitive product TATA MOTORS 9

Focused actions on EV network to drive market growth and differentiated customer experience TATA ev Bespoke EV channel bet TATA MOTORS Differentiated In-Store Experience .ev Get ready to go.ev Tiago.ev EV-only outlet will help provide breathing space for ICE & EV models given strong pipeline of new model introductions across ICE & EV Provide superior CX: O Technical personnel Modern infrastructure Differentiated experience for EV models in showroom with Store-in-Store format to highlight the EV models Focus on high quality, technically qualified manpower for EV retail Customer-centric processes 10

Open collaboration to significantly enhance charging infra growth

TATA MOTORS

Growth in Public Charging Infrastructure


17x growth
7773
5314
2000
450
FY21
FY22
FY23
H1 FY24

65% of national highways have a charger **within 100kms**

Holistic future roadmap for network expansion

- Growth in charging infrastructure with over **6000+ public chargers** and **1200+ RWA chargers,** championed by Tata Power
- New players are entering charging ecosystem - **enterprising startups** and **OMCs** with mandates
- **Open collaboration** to drive network expansion
    - Focus on enhancing **community charging**
    - Increased sharing of TPEM **charging insights** for guidance on network expansion
    - Collaboration to **enhance customer experience** for all touchpoints across CPOs

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We are operationalizing Sanand 2 to support our growth aspirations

TATA MOTORS

- Facility acquired from Ford in **Sanand**
- **Annual capacity of 300,000 units** - scalable to 420,000 units
- **Salient features:**
    - Smart scalable factory with layout to expand
    - Excellent infrastructure
    - Adjacent to our existing plant
- **Industrialization of Sanand plant** to begin in **CY2024**



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Aggressive supply chain ecosystem development to improve supplies and drive cost benefits

TATA MOTORS

Localization Roadmap

Phase 1 (2018-2021): Assembly & Testing → **Phase 2 (2021-2023):** PLI Compliance → **Phase 3 (2023 onwards):** Deeper Localisation

Phase 1 & 2	Phase 3
Tiago.ev First 4-wheeler to get PLI certificate **60%+** Localization @ Tier1 **In-house** BIW Paint Shop & ASSY **Battery Pack** Child parts & Assembly Localisation **e-Drive** Child parts & Assembly Localisation	**85%** Localization by FY25 @ Tier1 **20+** Strategic tie-ups with HV component vendors **600+** Non-EV suppliers **~15%** Reduction in component costs

Partnership for Cell Manufacturing

- Agratas Energy Storage Solutions Pvt. Ltd., a Tata Group company, **has been incorporated** and **is in the process of commencing operations** in India and Europe
- TPEM to be an **anchor customer of Agratas**, and enjoy benefits of localization of cell supply chain
- Agratas to **assure supply of cost-competitive cells**
- TPEM & Agratas to collaborate closely on **cell technology & cost competitiveness roadmap**

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Summary: TPEM aspirations Win Proactively • Create wide product portfolio: highest addressable market Drive deep penetration/ adoption о Network expansion о Awareness building Ecosystem development: Tata Universe / Localization +ve underlying unit economics → +ve EBITDA delivery TATA MOTORS 14

THANK YOU TATA MOTORS 15

About Tata Motors

Part of the USD 128 billion Tata group, Tata Motors Limited (BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 42 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa and Indonesia, Tata Motors’ vehicles are marketed in Africa, Middle East, Latin America, South East Asia and South Asian Association for Regional Cooperation (SAARC) countries. As of March 31, 2023, Tata Motors’ operations inter alia includes 88 consolidated subsidiaries, 2 joint operations, 3 joint ventures and numerous equity-accounted associates, including their subsidiaries, in respect of which the company exercises significant influence.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.